UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated September 20, 2013.

Exhibit 99.1

Golar LNG Limited: 2013 AGM Results Notification

Golar LNG Limited (the "Company") advises that the 2013 Annual General Meeting of the Company was held on September 20, 2013 at 11:10 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1.     To re-elect John Fredriksen as a Director of the Company.

2.     To re-elect Kate Blankenship as a Director of the Company.

3.     To re-elect Hans Petter Aas as a Director of the Company.

4.     To re-elect Tor Olav Trøim as a Director of the Company.

5.     To re-elect Georgina E. Sousa as a Director of the Company.

6.     To amend the Company's Bye-laws Nos. 54 (a), 86, 90 (b), 100, 101, 102, 103 (a), 107 and 108.

7.     To re-appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.

8.     The the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$600,000.00 be approved for the year ended December 31, 2013.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2012 were presented to the Meeting.

Hamilton, Bermuda

September 20, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: September 20, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer